Exhibit 99.106

Certified Copy
CORPORATE ACCESS NUMBER: 2014760843

BUSINESS CORPORATIONS ACT

CERTIFICATE

OF

AMENDMENT AND REGISTRATION

OF RESTATED ARTICLES

RIO ALTO MINING LIMITED
AMENDED ITS ARTICLES ON 2011/02/18.

BUSINESS CORPORATIONS ACT
(Section 29 or 177)

ALBERTA
CORPORATE REGISTRY	ARTICLES OF AMENDMENT

11.	Name of Corporation	12.	Corporate Access Number

RIO ALTO MINING LIMITED	2014760843

1. Pursuant to Section 173(1)(n) of the Business Corporations Act (Alberta), the articles of Rio Alto Mining Limited are hereby amended allow Meetings of the shareholders to be held in Lima, Peru in addition to Toronto, Ontario, Vancouver, British Columbia and anyplace in Alberta that the directors determine (see attached Schedule “B”).

Date:	2011/ /	Signature: ______________________________________________	Title:

For Departmental Use Only:	Filed
Form 4

CCA-06-104 151/92

SCHEDULE "B"

OTHER RULES OR PROVISIONS (IF ANY):

1.

The Directors may, between Annual General Meetings, appoint 1 or more additional Directors of the Corporation to serve until the next Annual General Meeting, but the number of additional Directors shall not at any time exceed 1/3 of the number of Directors who held office at the expiration of the last Annual Meeting of the Corporation; and

2.	Meetings of shareholders of the Corporation shall be held in Lima, Peru in addition to Toronto, Ontario, Vancouver, British Columbia and anyplace in Alberta that the directors determine.